UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Anne T. Madden

Senior Vice President and General Counsel

Honeywell International Inc.

300 South Tryon Street

Charlotte, North Carolina 28202

(704) 627-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

(1)	Name of reporting person Honeywell International Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 7,092,446[1]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,092,446[1]
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 7,092,446[1]
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.24%[2]
(14)	Type of reporting person (see instructions) CO

[1]

Includes (i) 2,896,116 shares of Common Stock (as defined herein) that the Reporting Person (as defined herein) owns in the Company (as defined herein) and (ii) 4,196,330 shares of Common Stock that the Reporting Person may obtain by electing to convert the 4,196,330 shares of Series A Preferred Stock (as defined herein) that the Reporting Person owns in the Company at the Conversion Rate (as defined herein). See Item 6 of this Schedule 13D for further information.

[2]

All calculations of percentage ownership herein are based on a total of 69,232,131 shares of Common Stock, consisting of 65,035,801 shares of Common Stock issued and outstanding as of April 30, 2021 as reported by the Company on its Current Report on Form 8-K filed on April 30, 2021, and 4,196,330 shares of Common Stock that the Reporting Person may obtain by converting the 4,196,330 shares of Series A Preferred Stock the Reporting Person owns in the Company at the Conversion Rate. See Item 6 of this Schedule 13D for further information.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Item 2. Identity and Background.

(a)	This statement is filed by Honeywell International Inc. (the “Reporting Person”).

(b)	The address of the Reporting Person is Honeywell International Inc., 300 South Tryon Street, Charlotte, North Carolina 28202.

(c)	The Reporting Person is a diversified technology and manufacturing company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration.

On September 20, 2020, the Company and certain of its subsidiaries (collectively, the “Debtors”) each filed voluntary petitions (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On April 26, 2021, the Debtors filed an amended Chapter 11 plan of reorganization (the “Plan”) and on April 9, 2021, the Company filed a supplement to the Plan (as amended on April 20, 2021 and April 22, 2021) with the Bankruptcy Court. On April 26, 2021, the Bankruptcy Court entered an order (the “Confirmation Order”) among other things, confirming the Plan, and on April 30, 2021 (the “Effective Date”) the conditions to effectiveness of the Plan were satisfied or waived and the Debtors emerged from bankruptcy. Prior to the Effective Date, the Reporting Person owned 2,896,116 shares of common stock, $0.001 par value per share of the pre-reorganized Company (the “Pre-Emergence Shares”), which were purchased with cash on hand. On the Effective Date, and in accordance with the Plan and Confirmation Order, the Reporting Person received 2,896,116 shares of Common Stock for all of the Pre-Emergence Shares it owned in the Company. In addition, the Reporting Person subscribed for 4,196,330 shares of convertible Series A preferred stock, par value $0.001 per share, of the Company (the “Series A Preferred Stock”) in two rights offerings conducted by the Company, for an aggregate purchase price of $22,030,732.50, or $5.25 per share. The Company used cash on hand to fund the purchase price of the Series A Preferred Stock. No borrowed funds were used to purchase such shares. In certain circumstances as further described below, the Reporting Person may convert at its option its shares of Series A Preferred Stock into shares of Common Stock at a conversion rate equal to $5.25, which is the stated amount of each share of Series A Preferred Stock, divided by $5.25, which is the conversion price of each share of Series A Preferred Stock (subject to adjustments as described in the Series A Certificate of Designations (as defined herein)) (the “Conversion Rate”). Further, on the Effective Date, and in accordance with the Plan and the Confirmation Order, Honeywell Holdings International Inc., a wholly-owned subsidiary of the Reporting Person, received 834,800,000 shares of Series B preferred stock, par value $0.001 per share (the “Series B Preferred Stock”) in satisfaction of its claims arising from certain indemnification and other agreements with the Company. The shares of Series B Preferred Stock are not registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended, are not convertible into shares of Common Stock and are therefore not reported in this Schedule 13D.

Item 4. Purpose of Transaction.

To the extent required by Item 4, the information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Person acquired the securities reported and described in this Schedule 13D for investment purposes and it intends to review its investments in the Company on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of various factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Person may, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person’s designee to the Company’s board of directors (the “Board”) may engage in discussions with management, members of the Board, and shareholders of the Company and other relevant parties which may include discussions regarding the corporate governance, financial condition, strategic transactions and/or operations of the Company.

Item 5. Interest in Securities of the Issuer.

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	The information set forth in response to Item 3 is incorporated by reference herein. During the past 60 days, none of the Reporting Persons has effected any transactions in the shares of Common Stock.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the extent required by Item 6, the information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

The rights, preferences and privileges of the Series A Preferred Stock and the Series B Preferred Stock are set forth in separate certificates of designations (the “Series A Certificate of Designations” and the “Series B Certificate of Designations,” respectively) filed with the Secretary of State of the State of Delaware, forms of which are attached as Exhibit 99.1 and Exhibit 99.2 hereto and incorporated by reference herein.

Series A Certificate of Designations

Holders of the Series A Preferred Stock will be entitled to receive, when, as and if declared by a committee of disinterested directors of the Board out of funds legally available for such dividend, cumulative cash dividends at an annual rate of 11% on the stated amount (of initially $5.25 per share) per share plus the amount of any accrued and unpaid dividends on such share, accumulating on a daily basis and payable quarterly on January 1, April 1, July 1 and October 1, respectively, in each year. Such a dividend will not be declared at any time when Consolidated EBITDA (as defined in the Series A Certificate of Designations) of the Company and its subsidiaries for the most recent four fiscal quarters for which financial statements of the Company are available is less than $425,000,000. Dividends on the Series A Preferred Stock will accumulate whether or not declared. Under the terms of the Series B Preferred Stock, a dividend on the Series A Preferred Stock may not be declared so long as the Company has not satisfied or cannot satisfy in full any deferred redemption payments or redemption payments owed on the next scheduled redemption date to holders of Series B Preferred Stock.

Holders of the Series A Preferred Stock will also be entitled to such dividends paid to holders of Common Stock to the same extent as if such holders of Series A Preferred Stock had converted their shares of Series A Preferred Stock into Common Stock (without regard to any limitations on conversions) and had held such shares of Common Stock on the record date for such dividends and distributions. Such payments will be made concurrently with the dividend or distribution to the holders of the Common Stock.

So long as any shares of Series A Preferred Stock remain outstanding, no dividend shall be paid or declared, and no distribution shall be made, on any class of Common Stock or any future class of Preferred Stock (as defined in the Series A Certificate of Designations) established thereafter by the Board (other than any series of capital stock that ranks pari passu to the Series A Preferred Stock, such stock “Dividend Junior Stock”), other than a dividend payable solely in Dividend Junior Stock, unless (i) all cumulative accrued and unpaid preference dividends on all outstanding shares of Series A Preferred Stock have been paid in full and the full dividend thereon due has been paid or declared and set aside for payment and (ii) all prior redemption requirements with respect to Series A Preferred Stock have been complied with.

Under the terms of the Credit Agreement (as defined in the Series A Certificate of Designations), during the fiscal years ending December 31, 2021, and December 31, 2022, the Company may not make payments or redemptions in cash solely with respect to the Series A Preferred Stock unless a ratable payment (on an as-converted basis) is made to holders of the Common Stock and such payments would otherwise be permitted under the terms of the Credit Agreement. The Company’s ability to make ratable payments to holders of the Series A Preferred Stock and Common Stock is restricted by the terms of the Series A Certificate of Designations.

Holders of the Series A Preferred Stock will be entitled to vote together as a single class with the holders of Common Stock, with each such holder entitled to cast the number of votes equal to the number of votes such holder would have been entitled to cast if such holder were the holder of a number of shares of Common Stock equal to the whole number of shares of Common Stock that would be issuable upon conversion of such holder’s shares of Series A Preferred Stock in addition to a number of shares of Common Stock equal to the amount of cumulative unpaid preference dividends (whether or not authorized or declared) divided by the lesser of (i) the fair market value per share of such additional shares and (ii) the fair market value per share of the Common Stock.

So long as any shares of Series A Preferred Stock are outstanding, a vote or the consent of the holders representing a majority of the Series A Preferred Stock will be required for (i) effecting or validating any amendment, modification or alteration to the Certificate of Incorporation (as defined in the Series A Certificate of Designations) that would authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock that would rank senior or pari passu to the Series A Preferred Stock with respect to dividend payments or upon the occurrence of a liquidation, (ii) any increase in the authorized number of shares of Series A Preferred Stock or of any series of capital stock that ranks pari passu with the Series A Preferred Stock, (iii) effecting or validating any amendment, alteration or repeal of any provision of the Certificate of Incorporation or Bylaws (as defined in the Series A Certificate of Designations) that would have an adverse effect on the rights, preferences, privileges or voting power of Series A Preferred Stock or the holders thereof in any material respect, or (iv) any action or inaction that would reduce the stated amount of any share of Series A Preferred Stock to below $5.25 per share.

Upon liquidation, Series A Preferred Stock will rank senior to the Common Stock and to the Series B Preferred Stock, and will have the right to be paid, out of the assets of the Company legally available for distribution to its stockholders, an amount equal to the Aggregate Liquidation Entitlement (as defined in the Series A Certificate of Designations) for all outstanding shares of Series A Preferred Stock.

All shares of Series A Preferred Stock will automatically convert to shares of Common Stock, at the Conversion Rate upon either (i) the election of holders representing a majority of the then-outstanding Series A Preferred Stock or (ii) the occurrence of a Trading Day (as defined in the Series A Certificate of Designations) at any time on or after the date which is two years after the Effective Date on which (A) the aggregate stated amount of all outstanding shares of Series B Preferred Stock is an amount less than or equal to $125,000,000, (B) the Common Stock is traded on a Principal Exchange, a Fallback Exchange or an Over-the-Counter Market (each as defined in the Series A Certificate of Designations) and, in each case, the Automatic Conversion Fair Market Value (as defined in the Series A Certificate of Designations) of the Common Stock exceeds 150% of the Conversion Rate, and (C) the Consolidated EBITDA (as defined in the Series A Certificate of Designations) of the Company and its subsidiaries for the last twelve months ended as of the last day of each of the two most recent fiscal quarters is greater than or equal to $600,000,000.

Shares of Series A Preferred Stock are also convertible into Common Stock at any time at the option of the holder, effective on January 1, April 1, July 1 and October 1 in each year, or on the third business day prior to the date of redemption of the outstanding shares of the Series A Preferred Stock at the Conversion Rate.

The Company may, at its election, redeem all but not less than all of the outstanding shares of Series A Preferred Stock (i) at any time following the date which is six years after the Effective Date or (ii) in connection with the consummation of a Change of Control (as defined in the Series A Certificate of Designations), in either case for a cash purchase price equal to $5.25 per share plus cumulative unpaid preference dividends (whether or not authorized or declared) as of the redemption date.

Series B Certificate of Designations

As of the date hereof, the sole holder of Series B Preferred Stock issued by the Company is Honeywell Holdings International Inc., a wholly-owned subsidiary of the Reporting Person. The Series B Preferred Stock will not be entitled to any dividends or other distributions or payments other than the scheduled redemption payments and payments upon liquidation as provided in the Series B Certificate of Designations.

On April 30 of each year, beginning on April 30, 2022 and ending on April 30, 2030, on which any shares of Series B Preferred Stock are outstanding (each a “Scheduled Redemption Date”), the Company will redeem, pro rata from each holder, an aggregate number of shares of Series B Preferred Stock equal to a scheduled redemption amount with respect to such Scheduled Redemption Date as set forth in the Series B Certificate of Designations divided by $1.00 per share (the “Scheduled Redemption Amounts”), provided that the Company will not be obligated to redeem the shares of Series B Preferred Stock on a Scheduled Redemption Date if, as of such date, (i) the Consolidated EBITDA (as defined in the Series B Certificate of Designations) of the Company and its subsidiaries measured as of the end of the most recently completed fiscal year is less than $425,000,000 or (ii) the Company does not have sufficient funds legally available to pay the redemption amount due on such Scheduled Redemption Date. Shares of Series B Preferred Stock whose redemption on a Scheduled Redemption Date is deferred, and which are not thereafter redeemed in accordance with the applicable Initial Deferral Payment Schedule (as defined in the Series B Certificate of Designations) will accrue interest from and after the time that the Company fails to make redemption payments in accordance with the applicable Initial Deferral Payment Schedule. Any shares of Series B Preferred Stock that have not been redeemed on a Scheduled Redemption Date outstanding as of April 30, 2030, will be redeemed on April 30, 2030.

Except as required by law, the holders of Series B Preferred Stock will have no voting rights, provided that a vote or the consent of the holders representing a majority of the Series B Preferred Stock will be required to effect or validate (i) any amendment, modification or alteration to the Certificate of Incorporation (as defined in the Series B Certificate of Designations) that would authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock that would rank senior to the Series B Preferred Stock, (ii) any amendment, modification or alteration to the Certificate of Incorporation that would authorize or create, or increase the authorized amount of, any shares of any class or series of capital stock that would rank pari passu to the Series B Preferred Stock on the occurrence of a liquidation, (iii) entry by the Company or any of its subsidiaries into any agreement containing or imposing, directly or indirectly, any restrictions (including, but not limited to, any covenant or agreement) on the Company’s ability to make required payments on or redeem the shares of Series B Preferred Stock, (iv) any amendment, modification, alteration or repeal of any provision of the Certificate of Incorporation or any other certificate of designations of the Company that would have an adverse effect, in any material respect, on the rights, preferences, privileges or voting power of the shares of Series B Preferred Stock or any holder thereof or any amendment, modification, alteration or repeal of the Series B Certificate of Designations, (iv) any increase in the number of members of the Board at a time when the sum of (x) the aggregate value of deferred Scheduled Redemption Amounts relating to past Scheduled Redemption Dates (plus any unpaid interest accruing thereon) plus (y) the aggregate present value of future Scheduled Redemption Amounts, calculated using a discount rate of 7.25% (such sum, the “Aggregate Series B Liquidation Preference”) is greater than $125,000,000 or (vi) any action or inaction that would reduce the stated amount (of initially $1.00 per share) of any share of Series B Preferred Stock to below $1.00 per share.

Upon liquidation, Series B Preferred Stock will rank (A) senior to the Common Stock and (B) junior to the Series A Preferred Stock, and will have a right to be paid the Aggregate Series B Liquidation Preference.

The Company will be automatically obligated to redeem all shares of Series B Preferred Stock upon (i) a change of control, (ii) an assertion from the Company or the Board that any portion of the Series B Preferred Stock or any of the Company’s obligations under the Series B Certificate of Designations are invalid or unenforceable, (iii) if indebtedness outstanding under the Credit Agreement (as defined in the Series B Certificate of Designations) is accelerated (and such acceleration is not rescinded), or (iv) the Company or any of its material subsidiaries enters bankruptcy or similar proceedings affecting creditors’ or equity holders’ rights.

Each holder of Series B Preferred Stock will have the right to require the Company to redeem all, but not less than all, of such holder’s shares of Series B Preferred Stock if the Consolidated EBITDA (as defined in the Series B Certificate of Designations) of the Company and its subsidiaries exceeds $600,000,000 for two consecutive fiscal quarters.

Under the terms of the Series B Certificate of Designations, the Majority in Interest (as defined in the Series B Certificate of Designations) has the exclusive right, voting separately as a class, to elect or appoint one director to the Board (such director the “Series B Director”) and an exclusive right to remove the Series B Director at any time for any reason or no reason (with or without cause), subject to the rights of other holders to remove any Series B Director for cause to the extent provided by the DGCL, until the first date on which the Aggregate Series B Liquidation Preference is not greater than $125,000,000 (the “Series B Threshold Date”). From and after the Series B Threshold Date, the Majority in Interest will have no right to elect or appoint any directors to the Board. If the Majority in Interest is no longer entitled to elect or appoint a Series B Director, then the then-serving Series B Director will automatically be deemed to have resigned from the Board.

So long as any shares of Series B Preferred Stock are outstanding, the Company may not take certain actions without the written consent of the Majority in Interest, including, among other things, increase the size of the Board of Directors so long as the Aggregate Series B Liquidation Preference is greater than $125,000,000.

The foregoing description of the terms of the Series A Certificate of Designations and the Series B Certificate of Designations does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Series A Certificate of Designations and Series B Certificate of Designations filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The following document is filed as exhibit to this statement:

Exhibit 99.1	Certificate of Designations for the Series A Preferred Stock of Garrett Motion Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 30, 2021).

Exhibit 99.2	Certificate of Designations for the Series B Preferred Stock of Garrett Motion Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 30, 2021).

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 10, 2021

HONEYWELL INTERNATIONAL INC.
By:	/s/ Anne T. Madden
Name:	Anne T. Madden
Title:	Senior Vice President and General Counsel